March 30, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention:     Anu Dubey, Esq.

Re:	Ares Private Markets Fund
Registration Statement on Form N-2
File Numbers: 333-258821, 811-23727

Ladies and Gentlemen:

On behalf of Ares Private Markets Fund (the "Fund"), on March 31, 2022, the Fund plans to file with the Securities and Exchange Commission (the "Commission"), pursuant to Rule 424 under the Securities Act of 1933, as amended, definitive versions of its Prospectus and Statement of Additional Information ("SAI") previously included in Pre-Effective Amendment No. 3 (the "Amendment") to the Fund's Registration Statement on Form N-2 filed with the Commission on March 23, 2022 (the "Registration Statement").

This letter is being filed to respond to comments of the staff (the "Staff") of the Commission on the Amendment that were provided to the undersigned by Anu Dubey of the Staff by telephone on March 28, 2022. Where indicated, revisions to disclosure in the Amendment will be filed in definitive versions of the Prospectus and SAI to be filed pursuant to Rule 424 (the "424 Filing"). For the convenience of the Staff, these comments have been restated below in their entirety. We have discussed the Staff's comments with representatives of the Fund. The Fund's response follows each comment. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund's Prospectus or SAI are to those filed as part of the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

As discussed with the Staff, the Fund intends to request that effectiveness of the Registration Statement be accelerated to March 31, 2022, and acceleration requests will be filed as EDGAR correspondence to that effect on or about March 30, 2022.

Prospectus:

Risks – Other Risks – Incentive Fee

1.	Staff Comment: In the second paragraph, after the third sentence, please add the following risk disclosure that is found elsewhere in the Amendment: "[i]n addition, the Loss Recovery Account, given the reset mechanism, could create incentives for the Adviser to engage in portfolio transactions to manage the Fund's gains and losses shortly before the reset occurs. The Fund's Loss Recovery Account's reset mechanism could make it more likely that the Fund, and indirectly its Shareholders, would incur an Incentive Fee payment as compared to another fund that is subject to an incentive fee that has a similar loss recovery account, but with no reset mechanism."

Response: The requested revision will be made in the 424 Filing.

Purchasing Shares – General Purchase Terms

2.	Staff Comment: Please add "Trustees of the Fund and" before "employees" in the following sentence to track the disclosure in Summary of Offering Terms – Share Classes; Minimum Investments: "[t]he Board reserves the right to accept lesser amounts below these minimums for employees of Ares and vehicles controlled by such employees."

Response: The requested revision will be made in the 424 Filing.

Repurchase of Shares

3.	Staff Comment: The second sentence of the fifth paragraph states: "The Fund currently intends, under normal market conditions, to provide payment with respect to at least 95% of the repurchase offer proceeds within 65 days of the Expiration Date (as defined below) of each repurchase offer, and may hold back up to 5% of repurchase offer proceeds until after the Fund's year-end audit." Please replace "currently intends, under normal market conditions to" with "will".

Response: The requested revision will be made in the 424 Filing.

In addition, as discussed with the Staff, as a follow up to Staff Comment #25 to the Comment Response Letter dated March 23, 2022, the Fund undertakes that the following disclosure will be removed from the Prospectus filed as part of the 424 Filing under Repurchase of Shares—Repurchase of Shares Process:

However, the Fund is permitted to allocate to Shareholders, whose Shares are repurchased, costs and charges imposed by Portfolio Funds or otherwise incurred in connection with the Fund’s investments, if the Adviser determines to liquidate such Shares as a result of repurchase tenders by Shareholders and such charges are imposed on the Fund. In the event that any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges to the Shareholders whose repurchase tenders resulted in the repurchase of a portion of the Shares that resulted in such charges.

* * * * *

Please direct any questions or comments to me at 212.969.3379 or kkaufman@proskauer.com or Devin Kasinki at 212.969.3151 or dkasinki@proskauer.com.

Very truly yours,

/s/ Kim Kaufman

Kim Kaufman

cc:	Nicole M. Runyan
Devin J. Kasinki